Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

under the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following information was posted on the website relating to the merger:

Click-Through Page

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, on December 15, 2016, CenturyLink and Level 3 filed a registration statement on Form S-4 with the SEC that includes a preliminary prospectus and also constitutes a joint preliminary proxy statement. The registration statement on Form S-4, which is not final and may be amended, has not been declared effective by the SEC and the definitive joint proxy statement/prospectus is not currently available. CenturyLink and Level 3 will deliver the definitive joint proxy statement/prospectus to their respective shareholders when it is available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain the preliminary joint proxy statement/prospectus (and the definitive joint proxy statement/prospectus, when it becomes available) and the filings that are incorporated by reference in the preliminary joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Home Page

HOME | GOOD FOR OUR STATES | VALUE TO YOU | THE COMBINATION | NEWS | CONTACTS

This website provides information regarding the proposed transaction announced on October 31, 2016 for CenturyLink to acquire Level 3 Communications.

Expects to offer enterprise and wholesale customers a broader and more complementary range of services and solutions, positioning combined company to enable the advanced technology and growing bandwidth needs of all customers, including consumers, small businesses, large businesses, large multinational enterprises and government entities.

New company will be the second largest domestic communications provider serving global enterprise customers.

Extensive global network will connect more than 350 metropolitan areas with approximately 75,000 on-net buildings, in rural and urban areas alike.

Will bolster the combined company’s overall competitive and financial position, allowing the company to be a stronger and better-resourced competitor in the consumer, enterprise and wholesale markets.

Combination Will Bring Value to all Stakeholders

Better Serve Customers Will offer an even broader range of services and solutions to meet customers’ demand for more bandwidth and new applications.	Connect Communities Opportunity to provide more people with the networks they need to improve their lives, strengthen their businesses, and connect their communities.	A Natural Fit for Employees Two companies sharing more than common business goals, and a deep belief in our people.	Enhance Value for Shareholders This combination will deliver enhanced value to our shareholders including improving dividend coverage and being significantly accretive to free cash flow.

Good for our States

HOME | GOOD FOR OUR STATES | VALUE TO YOU | THE COMBINATION | NEWS | CONTACTS

Once the transaction is complete, CenturyLink and Level 3 will:

•	Have an operating presence nationwide.

•	Increase existing CenturyLink network by 200,000 route miles of fiber, including 64,000 route miles in 350 metropolitan areas nationwide and 33,000 subsea route miles connecting multiple continents.

•	Remain committed to serving the residential market.

•	Continue to honor all contractual and regulatory obligations to customers.

•	Continue to operate in highly competitive telecommunications markets.

•	Have a greater ability to serve our customers’ communications needs.

Value to You

HOME | GOOD FOR OUR STATES | VALUE TO YOU | THE COMBINATION | NEWS | CONTACTS

CUSTOMERS | COMMUNITIES | EMPLOYEES | SHAREHOLDERS

Customers

With this combination, we expect to be positioned as a stronger competitor in the marketplace, enhance value for customers and drive growth. This combination will:

•	Enhance our ability to deliver industry-leading capabilities and services over a global, world-class platform.

•	Enable enterprises to solve the growing demand for bandwidth, manage increasing complexity in communications and control the escalating threat environment.

•	Allow us to meet customers’ needs more effectively, through an enhanced network footprint and broader, more complementary range of services and solutions.

•	Provide an opportunity to further invest in broadband access for customers across platforms, enhancing broadband speed, enabling OTT video and changing the way customers interact with technology.

•	Build an enhanced customer experience, bringing technologies and capabilities to our customers more efficiently.

Communities

Together, we will remain committed to strengthening and improving our communities:

•	The companies expect to leverage the charitable legacies of both companies to have an even greater impact on our communities.

•	Both companies have charitable histories.

•	CenturyLink provides financial, technological and volunteer resources to support its communities. The CenturyLink Clarke M. Williams Foundation funds several programs that support these efforts. CenturyLink’s Teachers and Technology Grants provide more than $1 million annually in classroom grants to help teachers in our local operating markets implement technology in their classrooms. CenturyLink offers Matching Time Grants and a match on its annual Employee Giving Campaign. In addition, CenturyLink’s annual Backpack Buddies Food Drive helps raise funds and awareness to fight hunger in communities. Since its start in 2009, CenturyLink’s employees, community members and $1 million annual Foundation match have provided the equivalent of more than 50 million pounds of food to food banks across the country.

•	Level 3 has provided more than $1 million of support to the communities where its employees live and work. Furthermore, Level 3 has engaged thousands of employees globally in volunteer activities, logging more than 13,000 volunteer hours in 2015. To supplement Level 3 Volunteers, the Level 3 Gives program provides funding to assist local community programs. Level 3 encourages employees to give in times of need through its matching program with the Red Cross for disaster relief initiatives. Additionally, Level 3 established the Level 3 Foundation in June 2015. The Foundation, a 501(c)(3) public charity, provides employees and community members the opportunity to share in Level 3’s commitment to giving back through financial contributions that support the philanthropic needs of their communities.

Employees

This transaction is a natural fit for our two companies. Both CenturyLink and Level 3 have strong track records of integrating companies. Our experience positions us well to:

•	Combine two customer-focused organizations.

•	Unify our organization under a set of principles that serve as the foundation of how we conduct our business and support each other.

•	Drive workforce training for the future and potentially create jobs in the technology sector.

•	Provide additional growth and advancement opportunities for our employees.

•	Take advantage of our geographic diversity to engage a range of talented employees, and better serve our customers, by maintaining our corporate headquarters in Monroe, Louisana while keeping a significant presence in Colorado and the Denver metropolitan area.

Shareholders

Clear benefits to CenturyLink and Level 3 shareholders:

•	Strong Financial Profile: The combined company is expected to have improved adjusted EBITDA margins, revenue growth and pro forma net leverage of less than 3.7x at close, including run-rate synergies. The combined company will benefit from Level 3’s nearly $10 billion of net operating losses (“NOLs”). These NOLs will substantially reduce the combined company’s net cash tax expense over the next several years, positioning it to generate substantial free cash flow.

•	Improved Dividend Coverage: The improved free cash flow will enhance the combined company’s financial flexibility and significantly lower its payout ratio. CenturyLink expects to maintain its annual dividend of $2.16 per share.

•	Significantly Accretive to Free Cash Flow with Multiple Opportunities for Growth: CenturyLink expects the transaction to be accretive to free cash flow in the first full year following the close of the transaction and significantly accretive on an annual run-rate basis thereafter.

•	Substantial Run-Rate Synergies: Both companies have proven ability to integrate and meet or exceed synergy targets. The increased scale afforded by the combined company is expected to generate $975 million of annual run-rate cash synergies, primarily from systems consolidation, increased operational and capital efficiencies and the elimination of duplicative functions.

The Combination

HOME | GOOD FOR OUR STATES | VALUE TO YOU | THE COMBINATION | NEWS | CONTACTS

News

HOME | GOOD FOR OUR STATES | VALUE TO YOU | THE COMBINATION | NEWS | CONTACTS

12/15/2016	Registration Statement on Form S-4, containing a preliminary joint proxy/statement prospectus of CenturyLink and Level 3

12/14/2016	CenturyLink, Level 3 file merger submissions with the FCC, FTC and DoJ

10/31/2016	CenturyLink to Acquire Level 3 Communications Transaction Release

Contacts

HOME | GOOD FOR OUR STATES | VALUE TO YOU | THE COMBINATION | NEWS | CONTACTS

CenturyLink

CenturyLink Public Policy

Email: public.policy@centurylink.com

Level 3 Communications

Level 3 Public Policy

Email: public.policy@level3.com

Sign up for email updates that will be distributed

as there is information to share